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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             SIERRACITIES.COM INC.
                           (NAME OF SUBJECT COMPANY)

                             SIERRACITIES.COM INC.
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  826521 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ALAN L. LANGUS
       CORPORATE SECRETARY, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             SIERRACITIES.COM INC.
                         399 KNOLLWOOD ROAD, SUITE G-10
                          WHITE PLAINS, NEW YORK 10603
                                 (914) 286-6365
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                WITH A COPY TO:

                                RICHARD D. PRITZ
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is SierraCities.com Inc., a Delaware corporation ("SierraCities"). The address of the principal executive offices of SierraCities is 600 Travis Street, Suite 7050, Houston, Texas 77002. The telephone number of the principal executive offices of SierraCities is 713-221-8822.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the "Shares"), of SierraCities, including the associated rights issued pursuant to the Rights Agreement, dated as of December 30, 1998, as amended (the "Rights Agreement"), between SierraCities and Harris Trust and Savings Bank, as rights agent. As of November 13, 2000, there were 19,048,640 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of SierraCities, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by VerticalNet, Inc., a Pennsylvania corporation ("VerticalNet"), through its wholly owned subsidiary, Truckee Acquisition Co., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated November 16, 2000, to exchange each outstanding Share for a number of shares of common stock, par value $0.01 per share (the "VerticalNet Shares"), of VerticalNet equal to $7.00 divided by the Average VerticalNet Price (as defined below), subject to the collar described below (the "Merger Consideration"), upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by VerticalNet with the SEC on November 16, 2000 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). "Average VerticalNet Price" means the average of the closing prices per VerticalNet Share on Nasdaq (as reported by Bloomberg Financial Markets or, if not reported thereby, any other authoritative source) over the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer.

     The collar functions as follows: if the Average VerticalNet Price is (1) less than $21.00, the SierraCities stockholders shall receive 0.3333 of a VerticalNet Share for each Share, (2) at least $21.00 but less than or equal to $35.00, SierraCities stockholders shall receive a fraction of a VerticalNet Share equal to $7.00 divided by the Average VerticalNet Price for each Share,
(3) more than $35.00 but less than or equal to $51.00, the SierraCities stockholders shall receive 0.20 of a VerticalNet Share for each Share, and (4) greater than $51.00, SierraCities stockholders shall receive a fraction of a VerticalNet share equal to $10.20 divided by the Average VerticalNet Price for each Share. SierraCities will have the right to terminate the Merger Agreement and abandon the Merger if the Average VerticalNet Price is less than $15.00. The Average VerticalNet Price cannot be determined at this time.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 6, 2000 (the "Merger Agreement"), among VerticalNet, the Purchaser and SierraCities. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with SierraCities (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by VerticalNet, the Purchaser or SierraCities or, if applicable, by stockholders who perfect appraisal rights under Delaware law), will be converted into the right to receive the same number of VerticalNet Shares as will be paid in the Offer. As a result of the Offer and the Merger, SierraCities will become a wholly owned subsidiary of VerticalNet.

     On November 15, 2000, the closing price for the VerticalNet Shares was $20.1875. If the Average VerticalNet Price were equal to this closing price, a SierraCities stockholder would receive VerticalNet

Shares in the Offer with a value of approximately $6.73 per SierraCities share. We urge you to obtain a current quote for the VerticalNet Shares.

     The Schedule TO states that the principal executive offices of VerticalNet and the Purchaser are located at 700 Dresher Road, Horsham, Pennsylvania 19044.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information contained under the caption "Interests of Certain Persons" in the Prospectus, and in the Information Statement which is attached hereto as
Schedule I, is incorporated herein by reference. Except as described in this
Schedule 14D-9 or incorporated herein by reference, to the knowledge of SierraCities, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between SierraCities or its affiliates and (1) SierraCities' executive officers, directors or affiliates or (2) VerticalNet or the Purchaser or their respective executive officers, directors or affiliates.

EMPLOYMENT AGREEMENTS.

     In connection with the negotiation of the Merger Agreement, VerticalNet required that the employment agreements and any change in control agreements of Thomas Depping, Sandy Ho and Roger Gebhart be replaced with new employment agreements in order to help retain these officers following the consummation of the Offer. These new agreements, which will become effective only upon the consummation of the Offer, provide for three-year employment terms. The agreements provide for initial base salaries of $250,000 for Mr. Depping, $200,000 for Ms. Ho and $200,000 for Mr. Gebhart, subject to annual review by the board of directors for merit increases. The agreements provide for annual target bonuses of up to 30% of base salary, and up to 40% of base salary in the case of Mr. Depping, based upon achievement of targets set by the board of directors. The agreements provide that on the effective date of the agreement, Mr. Depping, Ms. Ho and Mr. Gebhart will be granted stock options to purchase 150,000, 75,000 and 125,000 VerticalNet Shares, respectively, one-half of which will vest over three years (based upon continued employment), and one-half of which will vest fully after 5 years (based upon continued employment) unless specified performance criteria have been achieved at an earlier time. Mr. Gebhart's agreement provides for a sign-on bonus of $600,000, payable on the closing date of the Offer. The agreements for Mr. Depping and Ms. Ho provide that in the event he or she is terminated "without cause" or quits for "good reason," he or she will receive (provided the officer executes a release in favor of VerticalNet) a lump sum severance payment of $1,200,000 for Mr. Depping and $836,530 for Ms. Ho (with such amount to be reduced pro rata for each month into the employment term that the termination occurs). Each of the agreements also provide for certain restrictive covenants on behalf of the officers in favor of VerticalNet including noncompetition, nonsolicitation, nondisclosure of confidential information and assignment of inventions provisions.

     This summary of the terms of the new employment agreements is qualified in its entirety by reference to the complete text of the amended employment agreements, a form of which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference. Information regarding the prior employment agreements with certain executive officers is included in Schedule I hereto.

     Michael Sabel, Executive Vice President and Chief E-Commerce Officer of SierraCities, is a party to an employment agreement with SierraCities, dated May 27, 1998, which provides that in the event of a change in control of SierraCities (as defined in the agreement, which includes the consummation of the Offer), he shall be paid a lump sum payment equal to 2.99 times the cash compensation paid to him in the year prior to the change in control. In addition, in the event that the payment under the agreement, together with any other payments due to him on account of such change in control, are deemed to be excess parachute payments under Section 280G of the Internal Revenue Code, the severance payment will be reduced so that there would be no excess parachute payment.

     David Pederson, Executive Vice President and Chief Information Officer of SierraCities, is a party to an employment agreement with SierraCities dated April 13, 1998, which provides that if Mr. Pederson's employment is terminated following the acquisition of SierraCities by another entity where SierraCities is not
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

the surviving entity, Mr. Pederson is entitled to receive a termination fee equal to the amount of his base salary due over the remaining months in the five-year term of the employment agreement. Further information regarding Mr. Sabel's and Mr. Pederson's employment agreements is included in Schedule I hereto.

STOCK OPTIONS.

     The Merger Agreement provides that all outstanding options to purchase Shares under the SierraCities stock option plans will be cancelled in exchange for a cash payment (less applicable withholding tax) equal to the number of Shares subject to each option multiplied by the excess, if any, of (1) the fraction of a VerticalNet Share paid per Share in the Offer multiplied by the Average VerticalNet Price over (2) the exercise price per share of each such option. As of November 6, 2000, executive officers and directors held options to purchase a total of 1,840,941 Shares, with an average exercise price of approximately $11.87.

     It is anticipated that options to purchase an aggregate of 1,000,000 VerticalNet Shares will be awarded to SierraCities employees following completion of the Merger.

MERGER AGREEMENT AND TENDER AGREEMENTS.

     A summary of the material terms of the Merger Agreement and the Tender Agreements, dated as of November 6, 2000, between VerticalNet and certain stockholders of SierraCities is contained under the caption "The Merger Agreement and The Tender Agreements" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete texts of the Merger Agreement and a form of the Tender Agreements, which have been filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     As described above, the SierraCities Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of SierraCities and its stockholders. The SierraCities Board unanimously recommends that SierraCities' stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to SierraCities' stockholders communicating the SierraCities Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) hereto and are incorporated herein by reference.

(b) BACKGROUND AND REASONS FOR THE SIERRACITIES BOARD'S RECOMMENDATION.

  Background

     In October 1999, SierraCities engaged an investment banking firm to explore a possible sale. From October 1999 through April 2000, that firm contacted approximately 20 parties. In April 2000, SierraCities terminated the engagement of that investment bank.

     In April 2000, SierraCities announced that it had retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to advise on the potential division of the SierraCities' technology and finance operations. In the next four months, DLJ contacted approximately 55 parties to determine their interest in purchasing or investing in the technology or finance operations or other strategic transactions involving SierraCities. Twenty-seven of these parties executed confidentiality agreements and were sent confidential information memoranda. By September 2000, five of these parties submitted preliminary indications of interest.

     In August and September 2000, these five parties conducted due diligence investigations. Three of these parties submitted further proposals, as set forth below. SierraCities circulated a form of merger agreement for these parties to review and use as the basis for proposals.

     On September 18, 2000, VerticalNet submitted a proposal to acquire SierraCities for $7.00 per share, subject to adjustment based on the amount of cash realized from the disposition of assets prior to closing. The purchase price would be payable in VerticalNet Shares. SierraCities and VerticalNet commenced negotiation of a possible merger agreement.

     On October 12, 2000, a third party submitted a proposal to acquire SierraCities. The proposal contained a price, payable in cash or the third party's stock, that was lower than $7.00 per share. On October 19, 2000, this party increased its proposed price, although the revised price was still lower than $7.00 per share. The parties commenced negotiations regarding a possible merger agreement.

     On October 19, 2000, the SierraCities Board met with its financial and legal advisors to consider the status of discussions with parties interested in a combination with SierraCities. The Board instructed management and its advisors to continue to seek the most favorable proposal that may be available.

     On October 20, 2000, VerticalNet reaffirmed its proposed price of $7.00 per Share, payable in VerticalNet Shares. The reaffirmed proposal, however, did not provide for a price adjustment mechanism, although it was conditioned on SierraCities realizing specified financial and operational milestones by the closing of the transaction.

     On October 23, 2000, another third party submitted a proposal to acquire SierraCities. The proposal contained a price, payable in the third party's stock, that was lower than $7.00 per Share.

     On October 30, 2000, the SierraCities Board met to consider the three proposals. SierraCities management and representatives of DLJ and Dewey Ballantine LLP discussed the three proposals with the Board. At the direction of the Board, DLJ contacted the three parties to inform them that they were in a competitive situation and ask them to improve the terms of their proposals. SierraCities continued negotiations with VerticalNet and VerticalNet was told that their proposal was the only one of the three which was conditioned upon achieving specified financial and operational milestones. VerticalNet agreed to drop its condition that SierraCities realize specified pre-closing financial and operational milestones in exchange for SierraCities' agreement to use its reasonable best efforts to undertake certain actions designed to achieve such financial and operational milestones. Neither of the other parties improved the terms of its proposal.

     On November 5, 2000, the SierraCities Board met to consider the Merger Agreement and related agreements. Following a discussion of the issues and presentations by its financial and legal advisors, the SierraCities Board by the unanimous vote of directors present, voted to approve the Merger Agreement and related agreements, subject to the resolution of open issues. SierraCities and VerticalNet completed negotiations of the proposed combination and executed the Merger Agreement and related agreements following the close of business on November 6, 2000. Shortly thereafter, SierraCities and VerticalNet issued a press release announcing the proposed combination.

     On November 16, 2000, VerticalNet commenced the Offer.

  Reasons for the SierraCities Board's Recommendation

     In reaching its recommendation described in paragraph (a) of this Item 4, the SierraCities Board considered a number of factors, including the following material factors:

     - The business, assets, financial condition, results of operations and prospects of SierraCities and VerticalNet.

     - The fact that the market value of the VerticalNet Shares, based on the exchange ratio described herein and the closing price of such shares on Nasdaq on November 3, 2000, to be exchanged for each Share pursuant to the Offer and the Merger represents a premium of approximately 66% over the closing price of the Shares on Nasdaq on November 3, 2000, and a premium of approximately 86% over the average of the closing prices of the Shares on Nasdaq for the 30 calendar days prior to November 3, 2000.

     - The recent and historical stock price performance of the Shares and the VerticalNet Shares.

     - Presentations by DLJ to the SierraCities Board and the opinion of DLJ to the effect that, as of the date of the opinion and based on and subject to the matters set forth therein, the consideration to be received in the Offer and the Merger by the holders of Shares was fair to such holders from a financial point of view. DLJ's written opinion is attached as
       Schedule II and should be read carefully and in its entirety. See "Opinion of Financial Advisor," below, for a description of DLJ's opinion.

     - The terms of the Merger Agreement, including:

       - that the Offer provides for a prompt exchange offer for all Shares to be followed by a second-step merger at the same consideration, thereby enabling SierraCities' stockholders to obtain the benefits of the transaction at the earliest possible time.

       - SierraCities' ability, if required by the SierraCities Board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the Merger Agreement upon the payment of a termination fee, and the SierraCities Board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for SierraCities. See "The Merger Agreement" in the Prospectus.

       - the design of the "collar" mechanism in the Merger Agreement, including that stockholders would receive less than $7.00 of VerticalNet Shares if the Average VerticalNet Price is below $21.00 and more than $7.00 if the Average VerticalNet Price is above $35 and that SierraCities could terminate the Merger Agreement if the Average VerticalNet Price is below $15.00. See Item 2, above. The Board also considered the fact that the trading price of the VerticalNet Shares might not be equal to the Average VerticalNet Price. See "Risk Factors" in the Prospectus.

     - That the Offer and Merger are expected to be tax-free to the stockholders of SierraCities. See "Material Federal Income Tax Consequences" in the Prospectus.

     - The potential strategic alternatives available to SierraCities and the benefits and risks associated with each alternative, including the prospects for SierraCities on a stand-alone basis and the risks associated with achieving and executing upon SierraCities' business plan.

     - The belief that, based on a review of SierraCities' strategic alternatives and the process described in "Background," it was unlikely that any party would propose an alternative transaction that would be more favorable to SierraCities and its stockholders than the Offer and the Merger.

     - That the Offer and the Merger will present the opportunity for the holders of Shares to participate in a larger and more diversified company and, as stockholders of the combined company, to have greater liquidity in their Shares and to benefit from any future growth of the combined company, subject to the risks of the combined company, the risks that the potential benefits of the combination will not be realized and the risks applicable to VerticalNet's business. See "Risk Factors" in the Prospectus.

     - The fact that certain key employees would be entering into new employment agreements and the other matters described in Item 3 above.

     The foregoing discussion of the information and factors considered by the SierraCities Board is not intended to be exhaustive, but includes the material factors considered by the SierraCities Board. In view of the variety of factors considered in connection with the evaluation of the proposed Offer and Merger and the terms of the Merger Agreement, the SierraCities Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

  Opinion of Financial Advisor

     SierraCities asked DLJ, in its role as financial advisor to SierraCities, to render an opinion to the SierraCities Board as to the fairness of the consideration to be received in the Offer and the Merger, from a financial point of view, to the holders of SierraCities common stock. On November 5, 2000, DLJ delivered to
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the SierraCities Board its oral opinion, subsequently confirmed in writing on
November 6, 2000, to the effect that, as of that date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the Merger Consideration was fair to the holders of Shares from a financial point of view. The full text of DLJ's opinion is attached as Schedule II to this Schedule 14D-9.

     SierraCities selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services, DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In arriving at its opinion, DLJ, among other things:

     - reviewed the Merger Agreement;

     - reviewed financial and other information that was publicly available or furnished to it by SierraCities, including information provided during discussions with SierraCities management. Included in the information provided to DLJ were certain financial projections of SierraCities for the period beginning January 1, 2000 and ending December 31, 2003;

     - compared certain financial and securities data of SierraCities and VerticalNet with various other companies whose securities are traded in public markets;

     - reviewed the historical stock prices and trading volumes of the common stock of the Company and VerticalNet, reviewed prices and premiums paid in certain other business combinations; and

     - conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by SierraCities or its representatives, or that was otherwise reviewed by DLJ. With respect to the financial projections supplied to it, DLJ relied on representations that the projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SierraCities as to the future operating and financial performance of SierraCities on a standalone basis. DLJ has not assumed any responsibility for making any independent evaluation or appraisal of the assets or liabilities or for making any independent verification of any of the information reviewed by it.

     DLJ necessarily based its opinion on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of its opinion. DLJ states in its opinion that, although subsequent developments may affect the conclusions reached in its opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.

     DLJ's opinion does not constitute an opinion as to the price at which the Shares or VerticalNet Shares will actually trade at any time. The Merger Consideration was determined in arms' length negotiations between SierraCities and VerticalNet, in which negotiations DLJ advised SierraCities. No restrictions or limitations were imposed by SierraCities upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion. DLJ's opinion was prepared for the SierraCities board of directors and is directed only to the fairness of the Merger Consideration to the SierraCities stockholders from a financial point of view and does not address the merits of the underlying decision by SierraCities to engage in the Merger or other business strategies considered by the SierraCities board of directors. DLJ's opinion does not constitute a recommendation to any SierraCities stockholder as to whether such stockholder should tender Shares in the Offer.

  Summary of Financial Analyses Performed by DLJ

     The following is a summary of the financial analyses DLJ presented to the SierraCities board of directors on November 5, 2000 in connection with the preparation of DLJ's opinion. No company or transaction used

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in the analyses described below is directly comparable to SierraCities,
VerticalNet or the contemplated transaction. In addition, mathematical analysis such as determining the average, mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses DLJ performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.

     Common Stock Trading History. DLJ examined the historical closing prices of SierraCities common stock from October 1, 1999 to November 3, 2000. During this time period, SierraCities common stock reached a high of $24.00 per share and a low of $1.97 per share. DLJ also examined the historical closing prices of VerticalNet common stock from November 2, 1999 to November 3, 2000. During this time period, VerticalNet common stock reached a high of $138.88 per share and a low of $21.31 per share.

     Discounted Cash Flow ("DCF") Analysis. DLJ performed a DCF analysis of the projected cash flows of SierraCities for the three- and one-quarter year period beginning on October 1, 2000 and ending on December 31, 2003, using projections and assumptions provided by the management of SierraCities. The DCFs for SierraCities were estimated using discount rates ranging from 16% to 20%, based on estimates related to the weighted average costs of capital of SierraCities, and terminal multiples of estimated earnings for SierraCities' fiscal year ending December 31, 2003 ranging from 7.5x to 9.5x. Based on this analysis, DLJ estimated a value per share of SierraCities common stock ranging from $4.75 to $6.00.

     Premiums Paid Analysis. DLJ determined the premium over the common stock trading prices for one day, one week and four weeks prior to the announcement date in all publicly announced domestic merger transactions of companies ranging from $100 million to $300 million in size between January 1, 1998 through November 2, 2000. DLJ obtained the premiums for these transactions from Securities Data Company. The median premiums for the selected transactions over the common stock trading prices for one day, one week and four weeks prior to the announcement date were 33.7%, 41.8% and 52.8%, respectively. Applying the above premiums to the closing price of the Shares on comparable days, using November 3, 2000 as the reference date, DLJ estimated a value per Share ranging from $4.75 to $6.25.

     Company Orderly Liquidation Analysis. Based on an orderly liquidation analysis of SierraCities provided by SierraCities' management, DLJ performed a DCF analysis to quantify the net present value per share of common stock of SierraCities which would result from SierraCities undergoing an orderly disposition and liquidation of its assets, liabilities and operations. This analysis was based on principal assumptions presented to DLJ by SierraCities management and does not include corporate tax considerations or take into account the viability of executing an orderly liquidation. DLJ estimated net present values per Share based on SierraCities's operating and performance assumptions of its financial assets, and on a cumulative loss sensitivity in which the future cumulative losses projected to be experienced by certain loans in portfolios in which SierraCities maintains a direct or residual interest in aggregate were increased by 100 basis points over the life of the assets. By discounting the cash flows estimated to result from the above scenarios, DLJ estimated a net present value per Share ranging from $4.75 to $5.25.

     Comparable Publicly Traded Company Analysis. DLJ analyzed the market values and trading multiples of selected publicly traded finance companies that DLJ believed were reasonably comparable to SierraCities. These comparable companies consisted of:

     - Financial Federal Corporation

     - DVI Inc.

     - Microfinancial Inc.

     - Amplicon Inc.

     In examining these comparable companies, DLJ calculated the equity value of each company as a multiple of its respective: (i) 1999 earnings per share, (ii) LTM earnings per share, (iii) projected NTM earnings per share, (iv) projected calendar year 2000 earnings per share, (v) projected calendar year 2001 earnings per share, (vi) book value at November 3, 2000 and (vii) tangible book value at November 3, 2000.
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LTM means the last twelve-month period for which financial data for the company at issue has been reported. NTM means the next twelve-month period for which financial data for the company at issue has been projected. All historical data was derived from publicly available sources and all projected data was obtained from FactSet Data Systems, SNL Database, and First Call. DLJ's analysis of the comparable companies yielded the following multiple ranges:

                                 EQUITY VALUE/

                                                                                               TANGIBLE
                                                                     2000 P   2001 P   BOOK      BOOK
                                      1999 EPS   LTM EPS   NTM EPS    EPS      EPS     VALUE    VALUE
                                      --------   -------   -------   ------   ------   -----   --------
High................................    15.7x     12.9x     12.6x     14.8x    11.7x    2.0x     2.0x
Low.................................     9.8x     10.7x      9.6x     10.5x     9.2x    1.4x     1.4x
Average.............................    10.4x     10.0x      9.4x     10.7x     8.9x    1.3x     1.4x
Median..............................     6.3x      5.7x      6.1x      6.7x     5.8x    0.7x     0.7x

     Based on an analysis of this data and SierraCities' projected results for comparable periods, DLJ derived a reference range of multiples ranging from 7.5x to 9.5x 2001 projected earnings and from 0.7x to 1.2x tangible book value and from this reference range DLJ estimated a value per Share ranging from $3.75 to $7.50.

     VerticalNet Comparable Publicly Traded Company Analysis. DLJ analyzed the market values and trading multiples of selected publicly traded e-commerce solutions companies that DLJ believed were reasonably comparable to VerticalNet. These comparable companies consisted of:

     - Ariba, Inc.

     - Commerce One, Inc.

     - FreeMarkets, Inc.

     - PurchasePro.com, Inc.

     - eMerge Interactive, Inc.

     - Neoforma.com, Inc.

     - Ventro Corporation

     - SciQuest.com, Inc.

     In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective: (i) projected calendar year 2000 net revenues and (ii) projected calendar year 2001 net revenues. All historical data was derived from publicly available sources and all projected data was obtained from FactSct Data Systems, SNL Database, and First Call. DLJ's analysis of the comparable companies yielded the following multiple ranges:

                               ENTERPRISE VALUE/

                                                               2000E      2001E
                                                              REVENUE    REVENUE
                                                              -------    -------
High........................................................   125.2x     57.5x
Low.........................................................     6.5x      2.1x
Average.....................................................    42.9x     16.8x
Median......................................................    31.0x      7.3x

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation that DLJ made to the SierraCities board on November 5, 2000 in connection with the preparation of DLJ's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. DLJ conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to SierraCities that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.

  Other Relationships

     In the ordinary course of business, DLJ may actively trade the securities of SierraCities or VerticalNet for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

(c) INTENT TO TENDER.

     To the knowledge of SierraCities, certain executive officers, directors, affiliates and subsidiaries of SierraCities will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Holders of approximately 20% of the outstanding Shares have signed Tender Agreements under which they agreed to tender their Shares in the Offer. See Item 3 above.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to the terms of an engagement letter dated May 3, 2000, as amended on September 18, 2000, SierraCities agreed to pay to DLJ a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the merger. In addition, SierraCities agreed to reimburse DLJ promptly for all out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by DLJ in connection with its engagement, and to indemnify DLJ and related persons against liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with DLJ were negotiated by SierraCities and DLJ.

     Except as set forth above, neither SierraCities nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by SierraCities or, to the knowledge of SierraCities, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, SierraCities is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of SierraCities' securities by SierraCities, any subsidiary of SierraCities or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving SierraCities or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of SierraCities or any of its subsidiaries or

(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of SierraCities.

     There are no transactions, resolutions of the SierraCities Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of SierraCities' stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, the Purchaser will be able to approve the Merger without the vote of any other stockholder. The SierraCities Board has amended SierraCities' Rights Agreement to exempt the Offer, the Merger Agreement, the Tender Agreements and the transactions contemplated thereby from the Rights Agreement.

ITEM 9.  EXHIBITS.

(a)(1) Prospectus, dated November 16, 2000 (incorporated herein by reference to the prospectus included in the Registration
        Statement on Form S-4 of VerticalNet filed on November 16,
        2000).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
        VerticalNet filed on November 16, 2000).
(a)(3)  Chairman's Letter to Stockholders of SierraCities, dated
        November 16, 2000.*
(a)(4)  Joint Press Release, issued on November 6, 2000, by
        VerticalNet and SierraCities (incorporated herein by reference to VerticalNet's filing pursuant to Rule 425 on November 6, 2000).
(e)(1) Agreement and Plan of Merger, dated as of November 6, 2000, among VerticalNet, the Purchaser and SierraCities
        (incorporated herein by reference to Annex A to the prospectus included in the Registration Statement on Form
        S-4 of VerticalNet filed on November 16, 2000).
(e)(2) Form of Tender Agreement, dated as of November 6, 2000, among VerticalNet and certain stockholders of SierraCities
        (incorporated herein by reference to Annex B to the prospectus included in the Registration Statement on Form
        S-4 of VerticalNet filed on November 16, 2000).
(e)(3)  Opinion of Donaldson, Lufkin & Jenrette Securities
        Corporation to the board of directors of SierraCities, dated
        November 6, 2000 (included as Schedule II to this Schedule
        14D-9).*
(e)(4)  Form of Employment Agreement.
(e)(5)  Amendment No. 1 to Rights Agreement, dated as of December
        30, 1998, between SierraCities and Harris Trust and Savings
        Bank, as rights agent.

---------------
* Included in copies mailed to stockholders of SierraCities.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIERRACITIES.COM INC.

                                          By: /s/ THOMAS J. DEPPING
                                            ------------------------------------
                                            Name: Thomas J. Depping
                                            Title:   President and Chief
                                              Executive Officer

Dated: November 16, 2000

                                                                      SCHEDULE I

                             SIERRACITIES.COM INC.
                               600 TRAVIS STREET
                                   SUITE 7050
                              HOUSTON, TEXAS 77002
                                 (713) 221-8822

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about November 16, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SierraCities.com Inc. ("SierraCities" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by VerticalNet, Inc. ("VerticalNet") to a majority of seats on the Board of Directors of SierraCities (the "Board").

     On November 6, 2000, SierraCities entered into an Agreement and Plan of Merger (the "Merger Agreement") with VerticalNet and Truckee Acquisition Co., a Delaware corporation and wholly owned subsidiary of VerticalNet (the "Purchaser"), pursuant to which the Purchaser has commenced an exchange offer to exchange all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of SierraCities, including the associated rights issued pursuant to the Rights Agreement, dated as of December 30, 1998, as amended, between SierraCities and Harris Trust and Savings Bank, as rights agent, for a number of shares of common stock, par value $0.01 per share (the "VerticalNet Shares"), of VerticalNet equal to $7.00 divided by the Average Parent Price (as defined in the Merger Agreement), subject to a "collar" mechanism, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by VerticalNet with the SEC on November 16, 2000 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into SierraCities (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by VerticalNet, the Purchaser or SierraCities or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the fraction of a VerticalNet Share paid in the Offer. As a result of the Offer and the Merger, SierraCities will become a wholly owned subsidiary of VerticalNet.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein related to VerticalNet, the Purchaser or the VerticalNet Designees (as defined below) has been provided by VerticalNet. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on November 16, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, December 14, 2000, unless the Purchaser extends it.

THE VERTICALNET DESIGNEES

     Effective upon the acceptance for purchase by the Purchaser of at least two thirds of the Shares on a fully-diluted basis, VerticalNet will be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "VerticalNet Designees") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by VerticalNet or the Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and SierraCities will take all action necessary to cause VerticalNet's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the effective time of the Merger (the "Effective Time"), VerticalNet, the Purchaser and SierraCities will use their respective best efforts to ensure that at least two members (each, a "Continuing Director") who were directors of SierraCities prior to consummation of the Offer, shall remain as directors of SierraCities until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining Continuing Directors (or, if there are none, the other directors) shall be entitled to designate a person to fill the vacancy.

     The directors of the Purchaser at the Effective Time shall be the directors of SierraCities following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     VerticalNet has informed SierraCities that it will choose the VerticalNet Designees to the Board from the directors and executive officers of VerticalNet and the Purchaser listed in Schedule I to the Prospectus, a copy of which is being mailed to SierraCities' stockholders together with the Schedule 14D-9. VerticalNet has informed SierraCities that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of SierraCities, if so designated. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five year employment history for each such person is set forth in such Schedule I.

     It is expected that the VerticalNet Designees may assume office following the acceptance for purchase by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

INFORMATION CONCERNING SHARES

     As of November 13, 2000, SierraCities had 19,048,640 Shares issued and outstanding with the Shares being SierraCities' only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

         INFORMATION CONCERNING DIRECTORS AND OFFICERS OF SIERRACITIES

     SierraCities' board of directors is divided into three approximately equal classes, having three-year terms that expire in successive years.

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of SierraCities. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o SierraCities.com Inc., 600 Travis Street, Suite 7050, Houston, Texas 77002.

     Thomas J. Depping, age 42. Mr. Depping has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in June 1994. Mr. Depping has over 17 years of experience in the financial services industry, including 11 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). From 1991 to May 1994, Mr. Depping served as President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc.

     David L. Solomon, age 47. Mr. Solomon has served as Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone Group, Ltd. ("Redstone"), since 1996. Redstone is an investment company with investments and operations in hotels, restaurants and real estate. Mr. Solomon has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. Mr. Solomon was a Senior Vice President with PaineWebber from August 1994 through October 1998. Mr. Solomon serves on the Board of Directors of TeleServe, Inc., an affiliate of Camden Property Trust.

     Robert Ted Enloe, III, age 62. Mr. Enloe has served as Managing General Partner of Balquita Partners, Ltd., a real estate and securities investment partnership, since 1996. From April 18, 1999 through July 31, 1999, he served as Interim CEO of Compaq Computer Corporation ("Compaq"), a manufacturer of personal computers and servers. From 1975 to 1986, he served as President, and from 1992 to 1996 as Chief Executive Officer, of Liberte Investors, an entity seeking new acquisitions. Mr. Enloe currently serves as a director of Compaq, Leggett & Platt, Inc., a diversified manufacturer of foam, plastic, steel and wire components for the automotive, home furnishings and office equipment industries, SIXX Holdings, Incorporated, a restaurant company that operates the Patrizio Italian restaurants in Dallas, Texas and Liberte Investors, Inc. Mr. Enloe was initially elected as a director of the Company by the Board of Directors on April 30, 1998.

     Norman J. Metcalfe, age 57. Mr. Metcalfe has served as managing director of a private investment and consulting firm since January 1977. Mr. Metcalfe serves as a director of Tejon Ranch Co., a land development and agribusiness company. From February 1993 to December 1996, Mr. Metcalfe served as Vice Chairman and Chief Financial Officer of The Irvine Company.

     Richard J. Campo, age 46. Mr. Campo has been Chairman of the Board and Chief Executive Officer of Camden Property Trust, a self-administered, self-managed real estate investment trust based in Houston, Texas, since May 1993. Mr. Campo has over twenty years of experience in the real estate industry.

     David C. Shindeldecker, age 51. Mr. Shindeldecker has been Chairman and Chief Executive Officer of Northwest Bancorporation Inc. since June 1988. In addition, he currently serves as President and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, and has served as an executive officer and director of Redstone, Inc. since 1994. Redstone and Northwest Bancorporation Inc. are affiliates of each other. Mr. Shindeldecker has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. He currently serves as a director of Northwest Bank, N.A.

     Sandy B. Ho, age 41. Ms. Ho has served as Executive Vice President and Chief Financial Officer of the Company since January 1995. Ms. Ho has over 15 years of experience in the financial services industry, including 10 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). From 1991 through 1994, Ms. Ho served as Vice President of SunAmerica Financial Resources and Managing Director of SunAmerica Corporate Finance.

     Michael A. Sabel, age 33. Mr. Sabel has served as Executive Vice President and Chief E-Commerce Officer of the Company since July 1999. From January 1999 through June 1999, Mr. Sabel served as Executive Vice President -- Business Development. From May 1998 through December 1998, Mr. Sabel served us as Executive Vice President -- Global Mergers and Acquisitions. Since joining us in May 1998, Mr. Sabel also served as President of First Sierra (UK) Limited. From September 1994 until May 1998, Mr. Sabel was a member of the Investment Banking Group at Friedman, Billings, Ramsey & Co., Inc., most recently serving as a Managing Director. From August 1991 until August 1994, Mr. Sabel was a member of Sandler, O'Neil and Partners' Corporate Strategies Group, most recently as a Vice President.

     David L. Pederson, age 41. Mr. Pederson has served as Executive Vice President and Chief Information Officer of the Company since April 1998. Prior to joining SierraCities, Mr. Pederson was President of Nexsoft, Inc., which he founded in 1993. Nexsoft designed and developed the systems and communications network for SierraCities. Mr. Pederson has over 15 years of experience in directing technology initiatives in the equipment leasing industry.

     E. Roger Gebhart, age 43. Mr. Gebhart has served as Executive Vice President, Capital Markets and Treasurer of the Company since October of 1999. From 1997 through October of 1999, Mr. Gebhart served as Senior Vice President and Treasurer. From 1986 through May 1997, Mr. Gebhart served as a Vice President at First Union Capital Markets Corp. in their equipment finance group. Mr. Gebhart has over 13 years of experience in middle market commercial lending, specializing in the equipment leasing and finance industry providing asset-backed securitization financing funding facilities. Mr. Gebhart has experience in all aspects of structured finance including asset-backed commercial paper, revolving credit facilities, interest rate hedging instruments, commercial paper conduit financing, and the public and private term asset-backed funding markets.

COMMITTEES OF THE SIERRACITIES BOARD; MEETINGS

     The Board of Directors has an Audit Committee, a Compensation Committee and a Stock Option Committee.

     The Audit Committee reviews with the Company's independent auditors the scope of their annual and interim examinations and consults with the auditors during any audit when appropriate. The Audit Committee is also responsible for appraising the effectiveness of the audit effort, determining that no restrictions were placed by management on the scope of the examination or its implementation, inquiring into the effectiveness of the Company's accounting and internal control functions, exercising supervision over the Company's policies that permit improper or illegal payments, reporting to the Board of Directors on the results of the Committee's activities and recommending any changes in the appointment of the independent auditors which the Committee deems to be in the best interests of the Company and its stockholders. The Audit Committee held one meeting during the fiscal year ended December 31, 1999. The sole current member of the Audit Committee is Mr. Campo.

     The Compensation Committee determines the cash compensation of the officers of the Company. The Compensation Committee held one meeting during the fiscal year ended December 31, 1999. The current members of the Compensation Committee are Messrs. Campo, Metcalfe and Solomon.

     The Stock Option Committee administers the Company's 1997 Stock Option Plan. The Stock Option Committee held one meeting during the fiscal year ended December 31, 1999, and also acted from time to time by unanimous written consent. The current members of the Stock Option Committee are Messrs. Campo, Metcalfe and Solomon.

     The Board of Directors held six meetings during the fiscal year ended December 31, 1999, and also acted from time to time by unanimous written consent. During 1999, no director attended fewer than 75% of the aggregate of the total number of meetings of the Board and all committees on which he served.

COMPENSATION OF DIRECTORS

     Each director who is not an officer or employee of the Company or any of its subsidiaries or affiliated with Redstone Group, Ltd. (each, an "Outside Director") is eligible to receive, (i) as of the date of each annual meeting of stockholders, at the election of the Outside Director either (a) a cash retainer of $25,000 or (b) options to purchase (at an exercise price equal to the fair market value of the Shares on the date of grant) a number of Shares equal to $25,000 divided by one-half of the closing price of the Shares on the date of grant, and (ii) at the time that the Company grants annual stock options to its employees, options to purchase 2,500 Shares at an exercise price equal to the fair market value of the Shares on the date of grant. In addition, directors are reimbursed for their out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors and committees thereof.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Shares as of November 13, 2000 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, (ii) each director,
(iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each such person (alone or with family members) has sole voting and dispositive power with respect to the shares listed opposite such person's name. The address of Redstone Group, Ltd., Redstone, Inc. and Messrs. Shindeldecker and Solomon is 109 North Post Oak Lane, Suite 200, Houston, Texas 77024. Except as otherwise indicated, the address of all other named individuals is c/o SierraCities.com Inc., 600 Travis Street, Suite 7050, Houston, Texas 77002. The following information is based in part on documents filed with the SEC and in part on information provided by former beneficial owners of more than 5% of the outstanding Shares.

                                                               NUMBER OF SHARES     PERCENT OF
                                                              BENEFICIALLY OWNED      CLASS
                                                              ------------------    ----------
Thomas J. Depping...........................................       2,001,935(2)        10.5%
Redstone Group, Ltd.(3).....................................       1,183,151            6.2%
David L. Solomon............................................       1,895,696(4)        10.0%
David C. Shindeldecker......................................       1,350,714(4)         7.1%
Sandy B. Ho.................................................         352,355(5)         1.8%
Richard J. Campo............................................          89,361(6)           *
Norman J. Metcalfe..........................................          63,001(6)           *
Michael A. Sabel............................................         220,484(7)         1.2%
Robert Ted Enloe, III.......................................          15,503(8)           *
E. Roger Gebhart............................................          45,750(9)           *
David L. Pederson...........................................          27,100(10)          *
All directors and executive officers as a group
  (11 persons)..............................................       4,878,748          25.61%

---------------
  *  Less than one percent

 (1) The applicable percentage of ownership is based upon 19,048,640 Shares outstanding as of November 13, 2000.

 (2) Includes 328,735 shares issuable pursuant to options exercisable within sixty days and 1,595,800 shares held of record by the Depping 1999 Investment Limited Partnership.

 (3) According to an amended Schedule 13G filed as of February 14, 2000, Redstone Group Ltd. ("Redstone") is a Texas limited partnership, of which Redstone, Inc., a Texas corporation ("Redstone, Inc."), is the general partner.

 (4) Includes 82,696 shares issuable pursuant to options exercisable within sixty days and 1,183,151 shares which are owned of record by Redstone. Messrs. Shindeldecker and Solomon are Co-Chief Executive Officers of Redstone, Inc., the general partner of Redstone.

 (5) Includes 106,365 shares issuable pursuant to options exercisable within sixty days.

 (6) Includes 25,001 shares issuable pursuant to options exercisable within sixty days.

 (7) Includes 140,484 shares issuable pursuant to options exercisable within sixty days. 167 additional shares issuable pursuant to options become exercisable for each day after January 14, 2001.

 (8) Consists entirely of shares issuable pursuant to options exercisable within sixty days.

 (9) Includes 36,000 shares issuable pursuant to options exercisable within sixty days.

(10) Includes 27,000 shares issuable pursuant to options exercisable within sixty days.

(11) Includes 861,241 shares issuable pursuant to options exercisable within sixty days.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Shares, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors and greater than ten percent stockholders also are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that are filed with the SEC.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table presents summary information concerning compensation of the Chief Executive Officer and each of the other four most highly compensated executive officers as of December 31, 1999 (together, the "Named Executive Officers") for the periods indicated for services rendered to the Company and its subsidiaries.

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                               ANNUAL COMPENSATION          SECURITIES
                                          -----------------------------     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR     SALARY       BONUS        OPTIONS       COMPENSATION
---------------------------               ----    --------    ---------    ------------    ------------
Thomas J. Depping.......................  1999    $349,500           --      101,067(1)      $ 8,089(2)
  President, Chairman of the Board and    1998     250,000    $ 350,000(3)        --           5,000(2)
  Chief Executive Officer                 1997     239,250           --      587,536(4)       12,750
Sandy B. Ho.............................  1999     200,000       47,880(5)    25,000(1)        8,333(2)
  Executive Vice President, Chief         1998     185,000      100,000(3)    60,000(6)        5,000(2)
  Financial Officer and Asst. Secretary   1997     160,000           --      178,941(7)        4,750(2)
Michael A. Sabel(8).....................  1999     249,999       53,201(5)    55,000(1)        8,750(2)
  Executive Vice President and
  Chief E-Commerce Officer                1998     148,437           --      804,521(9)           --
E. Roger Gebhart(10)....................  1999     165,667       48,878(5)    45,000(1)       10,000(2)
  Executive Vice President, Capital       1998     112,925      100,000(3)    45,000(11)       4,517(2)
  Markets and Treasurer                   1997      86,050      100,000       50,000(12)       3,442(2)
David L. Pederson(13)...................  1999     204,375       53,200(5)    45,000(1)        6,750(2)
  Executive Vice President and Chief
     Information Officer                  1998     110,738       82,500(3)    45,000           3,063(2)

---------------
 (1) Consists of options granted in 2000 based upon the Named Executive Officer's performance during 1999.

 (2) Consists of amounts contributed by the Company on behalf of the Named Executive Officer to the Company's 401(k) plan.

 (3) This amount was paid during 1999 based upon the Named Executive Officer's performance during 1998.

 (4) Includes 220,000 options that were granted in 1998 based upon Mr. Depping's performance during 1997 and in lieu of a cash bonus.

 (5) This amount was paid during 2000 based upon the Named Executive Officer's performance during 1999.

 (6) Includes 50,000 replacement options granted in November 1998 upon cancellation of 50,000 options previously granted in March 1998.

 (7) Includes 50,000 options that were granted in 1998 based upon Ms. Ho's performance during 1997 and in lieu of a cash bonus. Such options were subsequently cancelled and replaced. See footnote (6) above.

 (8) Mr. Sabel's employment with the Company began as of May 27, 1998.

 (9) Includes 500,000 options granted upon commencement of Mr. Sabel's employment with the Company in May 1998. Also includes 304,521 replacement options granted in November 1998 upon cancellation of 449,041 of the options granted in May 1998.

(10) Mr. Gebhart's employment with the Company began as of May 19, 1997.

(11) Includes 35,000 replacement options granted in November 1998 upon cancellation of 35,000 options previously granted in March 1998.

(12) Includes 35,000 options that were granted in 1998 based upon Mr. Gebhart's performance in 1997. Such options were subsequently cancelled and replaced. See footnote (11) above.

(13) Mr. Pederson's employment with the Company began as of April 13, 1998.

STOCK OPTIONS

     No options were granted during 1999 to the Named Executive Officers. No options were exercised during 1999 by the Named Executive Officers. The following table sets forth information concerning fiscal year-end option values:

                                                NUMBER OF SECURITIES
                                               UNDERLYING OPTIONS AT        VALUE OF IN-THE-MONEY OPTIONS
                                                 DECEMBER 31, 1999             AT DECEMBER 31, 1999(1)
                                            ----------------------------    ------------------------------
                                            EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
                                            -----------    -------------    ------------    --------------
Thomas J. Depping.........................    235,015         352,521        $1,341,512       $2,012,254
Sandy B. Ho...............................     63,577         125,364           545,640        1,005,948
Michael A. Sabel..........................    139,484         215,996           520,085        1,268,976
E. Roger Gebhart..........................     15,000          45,000           112,125          311,627
David L. Pederson.........................      9,000          36,000            73,125          292,500

---------------
(1) Calculated as the difference between the aggregate fair market value of such options based on the last reported sale price of the Shares as of December 31, 1999 ($17.125 per share) and the aggregate exercise price.

CERTAIN TRANSACTIONS

     Upon completion of the Company's initial public offering in May 1997, the Company entered into a $5 million subordinated revolving credit facility with Redstone, with the commitment level thereunder decreasing by $1 million per year. Due to availability of funds under other facilities, it was determined that the revolving credit facility was no longer needed and was terminated in 1999, based upon mutual agreements of all parties involved. Advances under the subordinated revolving credit facility bore interest at 11.00% per annum.

     The Company and an affiliate of Redstone (the "Redstone Affiliate") are parties to an agreement dated December 20, 1996 (the "Referral Agreement") whereby the Redstone Affiliate may introduce potential lease customers or vendors of equipment to the Company. Pursuant to this agreement, the Company is required to pay a referral fee to the Redstone Affiliate equal to 5.0% of the total equipment cost funded for each lease the Company enters into with a customer referred to it by the Redstone Affiliate, which fee is consistent with referral fees paid by the Company to other referral sources. As of December 31, 1999, the Company had paid less than $1,000.00 to the Redstone Affiliate pursuant to the Referral Agreement.

     During 1998, in the ordinary course of business, the Company entered into lease financing agreements with Augusta Foods, LLC ("Augusta Foods"), the sole owner of Cafe Express Holdings ("Cafe Express"), which operates restaurants, for the financing of restaurant equipment. Augusta Foods and Cafe Express are affiliates of Redstone. Pursuant to Guaranty Agreements entered into in connection with these transactions, Redstone guaranteed payment of Augusta Foods' and Cafe Express's obligations under the leases. The aggregate amount of equipment financed pursuant to such leases during 1998 was approximately $6.2 million and during 1999 was approximately $1.1 million.

     During 1999, in the ordinary course of business, the Company entered into a lease agreement with Houstonian Golf, Ltd. ("Houstonian Golf"), for the financing of golf course maintenance equipment related to the Houstonian Golf Course located at the Houstonian Hotel, Club and Spa in Houston, Texas. Houstonian Golf is an affiliate of Redstone. Pursuant to Guaranty Agreements entered into in connection with this transaction, Redstone guaranteed payment of Houstonian Golf's obligations under the lease. The aggregate amount financed pursuant to the lease during 1999 was approximately $669,000.

     During 2000, in the ordinary course of business, the Company entered into an agreement with Mr. Pederson and two other employees of the Company to purchase all right, title and interest of such employees in the Credit Bureau software used by the Company. The aggregate purchase price for the software was $250,000, with approximately $83,333 being received by Mr. Pederson.

     The Company entered into a revolving credit agreement with Mr. Sabel for up to $365,000, which loan is secured by a pledge of Shares beneficially owned by Mr. Sabel. Such indebtedness bears interest at 10.00% per annum. $380,100 remains outstanding under the loan, including $16,100 of accrued interest as of October 31, 2000.

     The Company believes that the terms of the foregoing transactions are no less favorable to the Company than the terms of any similar transaction that could have been obtained through arms' length negotiations with an unaffiliated third party.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Campo, Metcalfe and Solomon are the members of the Compensation and Stock Option Committees of the Board of Directors. No member of the Company's Compensation Committee or Stock Option Committee was an officer or employee of the Company or any of its subsidiaries during 1999 or was formerly an officer of the Company or any of its subsidiaries. No executive officer of the Company served as a director or member of the Compensation Committee or Stock Option Committee of another entity, one of whose executive officers served as a director or member of the Compensation Committee or Stock Option Committee of the Company.

     SierraCities does not believe that any interlocks exist between any members of the Compensation Committee and any third party represented on the Board of Directors or providing significant services to SierraCities.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     The Company has an employment agreement with Mr. Thomas J. Depping, effective as of May 20, 1997. Mr. Depping's employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or Mr. Depping gives 90 days' notice of termination. Pursuant to his employment agreement, Mr. Depping is entitled to receive an annual salary of not less than $250,000. In addition, if the agreement is terminated without cause by the Company, or with cause by Mr. Depping (including certain changes in control of the Company), the Company is obligated to pay Mr. Depping a termination fee equal to three times the amount of Mr. Depping's then-current annual rate of total compensation. In addition, the agreement contains a covenant prohibiting Mr. Depping from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Ms. Sandy B. Ho, effective as of April 1, 1998. The employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or Ms. Ho gives 90 days' notice of termination. Pursuant to the agreement, Ms. Ho is entitled to receive an annual base salary of not less than $185,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Ms. Ho termination fees equal to the aggregate of three times her annual salary and three times the bonus received by Ms. Ho for the year immediately preceding such termination (each paid over a period of 36 months), and an additional lump sum equal to the bonus received by Ms. Ho for the year immediately preceding her termination as prorated for the number of days in the year prior to such termination. In the event of a "Change in Control" of the Company, Ms. Ho may terminate the agreement and receive an amount equal to her annual salary plus a bonus equal to the bonus she received for the year immediately preceding such termination or the bonus she received in the year immediately preceding the change in control, whichever is greater. The agreement contains covenants prohibiting Ms. Ho from competing with the Company for a period of one year following the termination of her employment with the Company. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Mr. Michael A. Sabel, effective as of May 27, 1998. Mr. Sabel's employment agreement has a term of five years. Pursuant to his employment agreement, Mr. Sabel is entitled to receive an annual salary of not less than $249,999. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Sabel a termination fee (over a period of twelve months) equal to the aggregate of Mr. Sabel's annual salary plus the bonus he received for the year immediately preceding such termination. In the event of a "Change in Control" of the Company, the Company is obligated to pay Mr. Sabel an amount equal to 2.99 times the amount of cash compensation paid to Mr. Sabel for the year immediately preceding the Change in Control, subject to certain adjustments. In addition, the agreement contains a covenant prohibiting Mr. Sabel from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Mr. David L. Pederson, effective as of April 13, 1998. Mr. Pederson's employment agreement has a term of five years. Pursuant to his employment agreement, Mr. Pederson is entitled to receive an annual salary of not less than $175,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Pederson a termination fee equal to the balance of the base compensation due Mr. Pederson over the remaining portion of the five-year term of the agreement (payable, at the discretion of the Company, on a monthly basis). If Mr. Pederson's employment is terminated following the acquisition of the Company by another entity where the Company is not the surviving entity, Mr. Pederson is entitled to receive a termination fee equal to the amount of his base salary due over the remaining months in the five-year term of the employment agreement. In addition, the agreement contains a covenant prohibiting Mr. Pederson from competing with the Company following the termination of his employment with the Company until the earlier of (i) if Mr. Pederson is terminated without cause by the Company, a period of one year after the period through which the Company agrees to pay Mr. Pederson's termination fee, or (ii) the expiration of six years from the date of the employment agreement. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Mr. E. Roger Gebhart, effective as of October 13, 1998. Mr. Gebhart's employment agreement has a term of three years. Pursuant to his employment agreement, Mr. Gebhart is entitled to receive an annual salary of not less than $130,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Gebhart a termination fee equal to 125% of twelve months of Mr. Gebhart's base compensation then in effect. In addition, the agreement contains a covenant prohibiting Mr. Gebhart from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites.

     In connection with the execution of the Merger Agreement, SierraCities entered into new employment agreements with Mr. Depping, Ms. Ho and Mr. Gebhart. These new agreements are described in Item 3 of the Schedule 14D-9.

                                                                     SCHEDULE II

                   [DONALDSON, LUFKIN & JENRETTE LETTERHEAD]

                                                                November 6, 2000

Board of Directors
SierraCities.com Inc.
600 Travis Street, Suite 7050
Houston, Texas 77002

Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of SierraCities.com Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of an Agreement and Plan of Merger, dated as of November 6, 2000 (the "Agreement"), among the Company, VerticalNet, Inc. ("VerticalNet"), and Truckee Acquisition Corp., a wholly owned subsidiary of VerticalNet ("Acquisition Corp."), pursuant to which Acquisition Corp. will be merged with and into the Company (the "Merger").

     Pursuant to the Agreement, VerticalNet will commence an offer (the "Offer") for any and all outstanding shares of the Company's common stock, $0.01 par value per share (the "Company Common Stock") for a number of shares of VerticalNet common stock, $0.01 par value ("VerticalNet Common Stock") as described below. The Offer will be followed by the Merger in which the shares of Common Stock of all stockholders who did not tender their shares of Common Stock (except for Dissenting Shares, as such term is defined in the Merger Agreement) would be converted into the right to receive the same number of shares of VerticalNet Common Stock as would have been received in the Offer. Pursuant to the Agreement, each share of Company Common Stock tendered in the Offer or converted in the Merger will be converted (excluding shares of Company Common Stock held by the Company, VerticalNet, Acquisition Corp. or their respective wholly-owned subsidiaries) into the right to receive (i) if the average of the closing prices per share of the VerticalNet Common Stock on Nasdaq for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the shares of Company Common Stock are accepted for payment in the Offer (the "Average Parent Price") is not more than $35.00 nor less than $21.00, a number of shares of VerticalNet Common Stock equal to $7.00 divided by the Average Parent Price, (ii) if the Average Parent Price is less than $21.00, 0.3333 of a share of VerticalNet Common Stock, (iii) if the Average Parent Price is more than $35.00 but less than or equal to $51.00,
0.2000 of a share of VerticalNet Common Stock, and (iv) if the Average Parent Price is greater than $51.00, a number of shares of VerticalNet Common Stock equal to $10.20 divided by the Average Parent Price (the "Merger Consideration"). The Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (as defined in the Merger Agreement) by the Company, prior to the acceptance for payment of Shares in the Offer, if the Average Parent Price is less than $15.00 (computed as of the initial expiration date of the Offer or any subsequent date).

     In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the management of the Company. Included in the information provided during discussions with the management of the Company was certain financial projections of the Company for the period beginning January 1, 2000 and ending December 31, 2003. In addition, we have compared certain financial and securities data of the Company and VerticalNet with various other companies whose securities are traded in the public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company and VerticalNet, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the

Board of Directors
SierraCities.com Inc.
Page  2
November 6, 2000

Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Common Stock or the VerticalNet Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer.

     Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Merger Consideration is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ WILLIAM D. ADDAS
                                            ------------------------------------
                                            William D. Addas
                                            Managing Director

                                      II-2